UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
              WASHINGTON, D.C.  20549

                      FORM 11-K


FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
 AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

(Mark One)

  [  X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1996


                          OR


  [    ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934


            Commission file number 1-5975


   A.   Full title of plan:  Humana Retirement and
                             Savings Plan

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                     Humana Inc.
                 500 West Main Street
             Louisville, Kentucky  40202



                       1 of 24

                           I N D E X




                                                                Pages


Report of Independent Accountants                                  3


Financial Statements:

   Statement of Net Assets Available for Benefits,
          December 31, 1996 and 1995                               4

   Statement of Changes in Net Assets Available for
          Benefits for the years ended December 31, 1996
          and 1995                                                 5

   Notes to Financial Statements                                   6-17


Supplemental Schedules:

   Schedule of Assets Held for Investment Purposes,
          December 31, 1996 (Item 27a of Form 5500)                18-20

   Schedule of Reportable Transactions for the year
          ended December 31, 1996 (Item 27d of Form 5500)          21

Signature Page                                                     22

Exhibit Index                                                      23

Exhibit 23 - Consent of Coopers & Lybrand L.L.P.                   24
















          REPORT OF INDEPENDENT ACCOUNTANTS




To the Retirement and Savings Plan Committee
Humana Inc.

We have audited the accompanying statement of net assets available for benefits of the Humana Retirement and Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on page 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



COOPERS & LYBRAND L.L.P.




Louisville, Kentucky
June 16, 1997

          HUMANA RETIREMENT AND SAVINGS PLAN

    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

              December 31, 1996 and 1995


          ASSETS
                                           1996                    1995

Investments:
   At fair value:
   Common stocks                         $ 257,027,353          $ 194,162,703
   NC Capital Preservation Fund                                    10,548,080
   Armada Money Market Fund                  2,654,772
   Armada Government Fund                    1,323,112              6,165,701
   Investment contracts                      9,803,627              4,187,783
   Participant notes receivable              7,530,998              3,624,206
   Bonds and asset-backed securities            25,705                173,494

                                           278,365,567            218,861,967

   At contract value:
   Investment Contracts                     72,900,699             49,647,896

          Total investments                351,266,266            268,509,863

Cash                                               888
Due from brokers for securities sold        19,489,023
Receivable from participating
   employers for participant withholdings
   and employers' contributions             16,230,206             13,263,046
Accrued interest and dividends                 590,110                112,843

          Total assets                     387,576,493            281,885,752


     LIABILITIES AND NET ASSETS
       AVAILABLE FOR BENEFITS

Cash overdraft                                                         97,738
Due to brokers for securities purchased      1,074,627                 79,325
Accrued expenses                               412,293                187,536
Forfeited employers' contributions
   available to reduce future
   employers' contributions                     57,345                103,368

          Total liabilities                  1,544,265                467,967



Net assets available for benefits        $ 386,032,228          $ 281,417,785



       The accompanying notes are an integral
          part of the financial statements.



          HUMANA RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

   For the years ended December 31, 1996 and 1995



                                                 1996               1995


Additions to net assets:
   Investment income:
         Net (depreciation)
          appreciation in fair
          value of investments          $   (19,030,790)      $   35,421,116
         Interest                             6,055,957            4,737,737
         Dividends                            1,675,018              506,510

                                            (11,299,815)          40,665,363

   Contributions:
         Participants                        23,043,766           16,506,721
         Employers                           25,377,619           19,350,367
         Forfeited employers' contributions    (228,177)            (215,876)
         Transfer from CareNetwork 401(k)
           Salary Reduction Plan and Trust                         2,445,836
         Transfer from EMPHESYS Financial
           Group Inc.'s Plans ( note 3)      92,358,212


           Total additions                  129,251,605           78,752,411


Deductions from net assets:

   Benefits paid to participants             24,218,255           12,572,425
   Administrative expenses                      418,907              322,215


           Total deductions                  24,637,162           12,894,640

             Net increase                   104,614,443           65,857,771

Net assets available for benefits:

   Beginning of period                      281,417,785          215,560,014


   End of period                          $ 386,032,228        $ 281,417,785





        The accompanying notes are an integral
          part of the financial statements.

            NOTES TO FINANCIAL STATEMENTS



1. Summary of Plan:


   The Humana Retirement and Savings Plan (the "Plan") is a qualified, trusteed plan established for the benefit of the employees of Humana Inc. and its subsidiaries ("Humana") and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan maintained two accounts, the Thrift Account and the Retirement Account, prior to January 1, 1994. No further contributions were accepted into the Thrift Account subsequent to December 31, 1993, as a new Pretax Savings Account was added to the Plan effective January 1, 1994. All Thrift Account balances as of December 31, 1993 remained in the Plan.

   The Plan's Sponsor, Humana Inc., offers managed health care products that integrate medical management with the delivery of health care services through a network of providers.

   Any employee of Humana who has completed at least one year of service with a sponsoring employer and has completed 1,000 hours of service is eligible to participate in the Plan's Pretax Savings Account. A participant, through payroll deductions, may contribute not less than 1% nor more than 6% of the participant's compensation per pay period. An amount equal to 50% of the participant's contributions is contributed by Humana. The Board of Directors of Humana, at its option, may increase this matching percentage up to 100%.
   Participants who contribute the maximum 6% amount are eligible to make voluntary contributions of amounts which do not exceed an additional 8% of their annual compensation. These voluntary contributions are not subject to employer matching contributions.

   After an employee completes two years of service with a sponsoring employer and has complied with certain other service requirements, Humana makes annual contributions to the Retirement Account of the Plan equal to 4% of each participating employee's qualifying compensation earned during the Plan year, plus 4% of any compensation that exceeds the Social Security taxable wage base. Contribution amounts are computed as of the end of each Plan year and are nonforfeitable.

   Contributions to the Plan by or on behalf of employees may be restricted in amount and as to timing so as to meet various requirements of the Internal Revenue Code of 1986 ("IRC") as amended.

   Each participant's account is credited with the participant's contributions and the Company's contributions and the allocations of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participants' account balances. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Contributions to the Plan are invested by National City Trust
   Company (the "Trustee") in seven separate participant directed investment funds as follows:

          Interest Income Fund: In obligations of the United States and United States Government agencies, debentures, notes or other evidences of indebtedness, shares of preferred stock and any other property, the rate of return from which is established by the instruments evidencing the investments, including principal and interest contracts.



                      Continued

      NOTES TO FINANCIAL STATEMENTS, Continued



1. Summary of Plan, continued:


          Stock Index Fund: In units of the State Street Flagship Domestic Index Commingled Trust Fund which invests exclusively in securities which attempt to match the return of the Standard and Poor's 500 Index.

          Humana Common Stock Fund:  In Humana common stock, or in
          U.S. Treasury Bills, commercial paper, certificates of deposit and money market funds as determined by the Trustee. All employer contributions to the Pretax Savings Account are invested in this fund. Employer contributions may be made in cash, in shares of Humana common stock, or a combination thereof. At December 31, 1996 and 1995, this fund included $51,466,809 and $69,269,143, respectively, of non-participant directed funds related to the 401(k) employer match.

          Aggressive Growth Fund: In shares of Fidelity Contrafund which invests in common stocks and securities convertible into common stock which have market values appearing low relative to underlying value or future earnings and growth potential. The Fidelity Contrafund may also invest in, among other investments, convertible securities, warrants, preferred stock, bonds, foreign securities, covered call options, put options, repurchase agreements, and cash equivalent securities.

          Balanced Fund: In shares of Fidelity Balanced Fund which invests in common and preferred stocks, straight debt issues (including government securities) or debt securities with equity conversion or purchase rights and in cash and cash equivalents, the objective of which is to emphasize current income while secondarily striving to attain capital growth.

          International Fund: In shares of Harbor International Fund which invests in equity securities, American Depositary Receipts, European Depositary Receipts, securities convertible into common stock, government securities, and non-convertible preferred stocks of issuers domiciled outside the United States so as to achieve long-term growth of capital. The Harbor International Fund may also invest in cash equivalent securities, such as Treasury bills, commercial paper and certificates of deposit.

          Small Capitalization Fund: In shares of Compass Small Cap Fund which invests in equity securities consisting primarily of emerging growth companies and companies selected for investment because of their unique situation. The Compass Small Cap Fund may also invest in cash equivalent securities, such as U.S. Treasury bills, commercial paper and certificates of deposit.

   A participant may allocate his/her contributions to the Pretax Savings Account and Humana's contribution to the Retirement Account among the various funds in increments of not less than 1%. In the absence of such allocation, these contributions are invested in the Interest Income Fund. In connection with a change in allocation of a participant's or Humana's future contributions among the seven Plan funds and a change in the investment of existing accounts ("Transfers"), the value of Transfers to or from the Humana Common Stock Fund will reflect the price or prices at which all shares are purchased, sold or transferred before, on or after the participant's monthly election rather than transferring strictly based on the value at the monthly closing price.

   The value of a participant's interest, including employer contributions, is generally payable upon the occurrence of one of the following events: (1) the participant's retirement on or after the date he/she attains age 65; (2) the participant's early retirement after attaining age 55 and having been credited with two years of service; (3) a

                      Continued

      NOTES TO FINANCIAL STATEMENTS, Continued



1. Summary of Plan, continued:


   determination by Humana upon competent medical or other evidence that, by reason of permanent and total disability, the participant is incapable of performing the duties of his/her work; or (4) the participant's death.
   Employee contributions are nonforfeitable. Participants who withdraw from the Pretax Savings Account prior to being credited with four years of participation or five years of service with Humana are eligible to receive generally the value of employer contributions at the withdrawal date, exclusive of those made during the two years preceding withdrawal. Employer contributions become totally nonforfeit-able after the participant is credited with four years of participation in the Plan or five years of service with Humana.

   Employer contributions forfeited as a result of withdrawal following termination of employment will be available to reduce the amount of subsequent employer contributions to the Pretax Savings Account. If a former participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

   A participant may generally withdraw an amount from the Thrift Account equal to the value of the participant's account as of the valuation date following the date the withdrawal request is received by the Plan Administrator. Effective January 1, 1994, in the event funds are needed because of extreme financial hardship as defined by law, the participant may be allowed to make a withdrawal from his/her Pretax Savings Account. In addition, the Plan contains restrictions relating to minimum withdrawals and the frequency of withdrawals.

   Benefits under the Plan are payable to withdrawing participants including retirees as follows:

   (a) A lump sum distribution in cash or, in the event of a distribution from the Humana Common Stock Fund, partially or totally in Humana Common Stock, or

   (b) Monthly, quarterly or annual installments for a period of 5, 10, 15 or 20 years not to exceed the life expectancy of the participant, or the joint and last survivor expectancy of the participant and designated beneficiary, or

   (c)    A life annuity form of payment, or

   (d)    A life annuity with guaranteed payments.

   Operating expenses of the Plan are paid by the Plan.

   There were approximately 17,800 and 13,000 participants at December 31, 1996 and 1995, respectively, who had allocated their contributions to one or more funds as follows:

                                                  1996           1995


            Interest Income Fund                14,554         11,946
            Humana Common Stock Fund            13,616         10,053
            Aggressive Growth Fund               7,914          4,466

                      Continued

       NOTES TO FINANCIAL STATEMENTS, Continued



1. Summary of Plan, continued:

                                                  1996          1995



            Stock Index Fund                     7,896         5,656
            Small Capitalization Fund            5,898         3,192
            Balanced Fund                        5,415         3,980
            International Fund                   4,537         2,680

   Effective January 1, 1994, participants may borrow from their fund accounts. The aggregate of the loans to a participant shall not exceed the lesser of $50,000 or 50% of the vested portion of his/her participant contribution accounts, voluntary contribution accounts plus his/her employer thrift and pretax savings accounts to which he/she would be entitled to if he/she incurred a termination of employment. The minimum a participant may borrow is $500. Loan transactions are treated as a transfer to (from) the investment fund from
   (to) the Participant Notes Fund. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate in accordance with Department of Labor rules and regulations, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions.

   Humana has the right, under the Plan, to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interest of each participant would continue to be nonforfeitable and would be distributed as determined by Humana.


2. Summary of Significant Accounting Policies:


   The financial statements of the Plan are prepared under the accrual method of accounting.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Certain reclassifications have been made to the 1995 financial statements in order to conform to the 1996 classifications.
   The changes had no effect on previously reported net assets available for benefits.

   Benefits are recorded when paid.

   The Plan presents in the accompanying Statement of Changes in Net Asset Available for Benefits, the net appreciation or depreciation in fair value of investments which consists of both realized gains or losses and unrealized appreciation or depreciation.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.
   Dividends are recorded on the ex-dividend date.



                      Continued

       NOTES TO FINANCIAL STATEMENTS, Continued



2. Summary of Significant Accounting Policies, continued:


   Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the period; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices.

   The fair values of units in the Armada Government Funds, Armada Money Market Fund, and the NC Capital Preservation Fund are determined by the Trustee based upon the securities comprising the funds. The fair values for those securities represent the last recorded sale of the year. In the absence of recorded sales, and for securities not listed on a national securities exchange, the fair values represent the mean of bid and asked prices obtained from certified investment brokers.

   The Interest Income Fund investments include, among others, investment contracts, collateralized mortgage obligations, bonds, asset-backed securities and other fixed income obligations such as commercial paper.

   Investment contracts with insurance companies are fully benefit-responsive and are carried at contract value, which represents contributions plus interest earned at specified rates less withdrawals and administrative expenses. Investment contracts with banks are carried at fair value. The collateralized mortgage obligations, bonds and asset-backed securities are recorded at fair value. These securities are not listed on a national securities exchange. The fair values represent the mean of bid and asked prices obtained from certified investment brokers.


3. Merger:


   On April 1, 1996, June 30, 1996 and September 17, 1996 the assets of Employers Health Insurance Profit Sharing Plan, Centerstone Insurance and Financial Services Savings and Investment Plan, and HMO California Retirement Savings Plan, respectively, all wholly owned subsidiaries of EMPHESYS Financial Group Inc., a wholly owned subsidiary of Humana, were merged with the Plan. The market values of the assets at the time of transfer were as follows:

      Employers Health Insurance Profit
       Sharing Plan                             $91,176,109
      Centerstone Insurance and Financial
       Services Saving and Investment Plan        1,102,134
      The HMO California Retirement Savings
       Plan                                          79,969

                                                $92,358,212


   Effective July 6, 1995, the assets of CareNetwork, Inc.'s, a wholly owned subsidiary of Humana, CNI 401(k) Salary Reduction
   Plan and Trust were merged with the Plan. The market value of the assets transferred was $2,445,836.





                      Continued

       NOTES TO FINANCIAL STATEMENTS, Continued




4. Investments:


   The following table sets forth the fair value/contract value of investments at December 31, 1996. Investments that represent 5% or more of the Plan's net assets as well as investments in excess of $2,000,000 as of December 31, 1996 have been separately identified:

                                            Par or Maturity
                                            Value/Number of              Fair Value/
                Issuer                      Units or Shares            Contract Value

     Investments at Fair Value:
          Common Stocks:
            Humana Inc. Common Stock           5,321,361               $ 101,105,859
            State Street Flagship
             Domestic Index Fund                 431,173                  51,483,806
            Harbor International Fund            616,683                  19,857,202
            Compass Small Cap Fund             1,919,469                  29,060,767
            Fidelity Contrafund                1,317,194                  55,519,719

                                                                         257,027,353

     Obligations due within one year:
            Armada Money Market Fund           2,654,772                   2,654,772
            Other                              1,323,112                   1,323,112

                                                                           3,977,884


     Investment contracts - Banks:
            Caisse Des Depots (CDC)        $   3,873,495                   3,873,495
            Various                        $   5,930,132                   5,930,132

                                                                           9,803,627

     Bonds and asset-backed securities:
            Various                        $      25,758                      25,705

     Participant notes receivable:
            Various                        $   7,530,998                   7,530,998


     Investments at Contract Value:
          Investment Contracts
          Insurance Companies:

           Allstate Life Insurance Co.     $   4,000,000                   4,181,963
           Allstate Life Insurance Co.     $   3,000,000                   3,130,341
           Canada Life Assurance Co.       $   3,000,000                   3,097,393
           Commonwealth Life Insurance Co. $   2,836,086                   2,978,433
           Commonwealth Life Insurance Co. $   2,436,214                   2,555,501
           Commonwealth Life Insurance Co. $   2,844,216                   2,976,808
           Commonwealth Life Insurance Co. $   3,708,000                   4,001,545
           Continental Assurance Co.       $   3,000,000                   3,056,303

                      Continued

       NOTES TO FINANCIAL STATEMENTS, Continued



4.   Investments, continued:


                                            Par or Maturity
                                            Value/Number of              Fair Value/
                Issuer                      Units or Shares            Contract Value


           Life of Virginia                  $   2,000,000             $   2,098,946
           Lincoln National
            Life Insurance Co.               $   1,756,400                 2,001,122
           Metropolitan Life Insurance Co.   $   3,745,762                 4,103,634
           New York Life Insurance Co.       $   3,260,621                 3,406,226
           New York Life Insurance Co.       $   4,454,892                 4,666,439
           New York Life Insurance Co.       $   3,000,000                 3,163,192
           New York Life Insurance Co.       $   2,900,127                 3,036,565
           Provident Life & Accident
            Insurance Co.                    $   1,875,367                 2,007,461
           Provident Life & Accident
            Insurance Co.                    $   2,449,140                 2,621,649
           Provident Life & Accident
            Insurance Co.                    $   2,901,663                 3,006,768
           Prudential Insurance Co.          $   2,000,000                 2,085,499
           TransAmerica Accidental Life
            Insurance Co.                    $   3,000,000                 3,182,795
           United of Omaha Life
           Insurance Co.                     $   2,914,289                 3,008,186
           Others                            $   7,731,722                 8,533,930

                                                                          72,900,699


                                                                       $ 351,266,266




     During the year ended December 31, 1996, the Plan's investments (including investments bought, sold and held during the period) appreciated (depreciated) in value as follows:

          Common stocks                               $ (19,031,380)
          Bonds and asset-backed securities                     590

                                                      $ (19,030,790)


     The fair value of the investments carried at contract values at December 31, 1996 and 1995 was $68,814,499 and $47,669,567,
     respectively. The average yield and crediting interest rate approximated 6.4% and 6.7% for 1996 and 1995, respectively.

     The per share closing price of Humana common stock was $19.00 on December 31, 1996. On June 16, 1997, the per share closing price of Humana common stock was $23.75.








                      Continued

       NOTES TO FINANCIAL STATEMENTS, Continued





5.   Reconciliation of Financial Statements to Form 5500:



     The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

                                  December 31, 1996         December 31, 1995


          Net assets available
           for benefits per the
           financial statements     $ 386,032,228             $ 281,417,785

            Amount allocated to
             withdrawn
             participants              (1,484,772)                 (756,251)


          Net assets available
           for benefits per
           the Form 5500            $ 384,547,456             $ 280,661,534




    The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                 For the year ended        For the year ended
                                 December 31,1996          December 31, 1995

          Benefits paid to
           participants per the
            financial statements    $  24,218,255             $  12,572,425

            Add:  Amounts
             allocated to
             withdrawing
             participants at
             end of year                1,484,772                   756,251

            Less: Amounts
             allocated to
             withdrawing
             participants at
             beginning of year           (756,251)                 (939,918)


          Benefits paid to
           participants per
           the Form 5500             $ 24,946,776              $ 12,388,758



    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6.  Income Tax Status:


    The Internal Revenue Service has determined and informed Humana by a letter dated May 19, 1994, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


                                 NOTES TO FINANCIAL STATEMENTS, Continued


7.  Net Assets by Fund at December 31, 1996:

                    Interest                   Humana   Agressive                               Small     Participant
                     Income   Stock Index    Common      Growth     Balanced  International Capitalization   Notes
                      Fund       Fund      Stock Fund     Fund        Fund        Fund           Fund         Fund     Total

          ASSETS

Investments:
 At fair
 value:
  Common Stock                $51,483,806 $101,105,859 $55,519,719             $19,857,202  $29,060,767               $257,027,353
    NC Capital
    Preservation
    Fund
  Armada Money
   Market Fund    $ 2,654,772                                                                                            2,654,772
  Armada Govern-
   ment Fund                     112,997       671,514     225,547  $  108,049      87,450      117,555                  1,323,112
  Investment
   Contracts        9,803,627                                                                                            9,803,627
  Participant
   Loans                                                                                                 $7,530,998      7,530,998
  Bonds and
   asset-backed
   securities          25,705                                                                                               25,705

                   12,484,104  51,596,803  101,777,373  55,745,266     108,049  19,944,652   29,178,322   7,530,998    278,365,567
 At contract
  value:
  Investment
   Contracts       72,900,699                                                                                           72,900,699

     Total
      Investments  85,384,803  51,596,803  101,777,373  55,745,266     108,049  19,944,652   29,178,322   7,530,998    351,266,266

 Cash                                              578                                                          310            888
 Due from Broker
  for Securities
  Sold                                                              19,489,023                                          19,489,023
 Receivable from
  participating
  employers for
  participant
  withholdings
  and employers'
  contributions    10,239,896   1,849,217    1,466,240   1,202,046     359,035     458,186      643,786      11,800     16,230,206
 Accrued interest
  and dividends       587,243         228        1,695         365         250         166          163                    590,110

     Total Assets  96,211,942  53,446,248  103,245,886  56,947,677  19,956,357  20,403,004    9,822,271   7,543,108    387,576,493


  LIABILITIES AND
   NET ASSETS
   AVAILABLE
   FOR BENEFITS
 Cash overdraft
 Due to Broker
  for Securities
  Purchased                       112,997      531,078     225,547                  87,450      117,555                  1,074,627
 Accrued expenses      87,937      68,716       82,633      74,122      27,727      27,615       43,543                    412,293
 Forfeited
  employer's
  contributions
  and employers'
  contributions                                 57,345                                                                      57,345

    Total
    Liabilities        87,937     181,713      671,056     299,669      27,727     115,065      161,098                  1,544,265


 Net assets
  available
  for benefits    $96,124,005 $53,264,535 $102,574,830 $56,648,008 $19,928,630 $20,287,939  $29,661,173  $7,543,108   $386,032,228



                                 NOTES TO FINANCIAL STATEMENTS, Continued


8. Net Assets by Fund at December 31, 1995:

                    Interest                 Humana   Agressive                               Small     Participant
                     Income   Stock Index    Common    Growth     Balanced  International Capitalization   Notes
                      Fund       Fund      Stock Fund   Fund        Fund        Fund           Fund         Fund        Total

          ASSETS

Investments:
 At fair value:
  Common Stock                $27,022,268 $128,661,734 $15,794,312 $9,278,626  $ 6,366,437   $7,039,326               $194,162,703
  NC Capital
   Preservation
   Fund           $10,548,080                                                                                           10,548,080
  Armada
   Government
   Fund             5,858,028                  156,708                 62,043       35,122       53,800                  6,165,701
  Investment
   Contracts        4,187,783                                                                                            4,187,783
  Participant
   Loans                                                                                                 $3,624,206      3,624,206
  Bonds and
   asset-backed
   securities         173,494                                                                                              173,494

                   20,767,385  27,022,268  128,818,442  15,794,312  9,340,669    6,401,559    7,093,126   3,624,206    218,861,967

 At contract
  value:
  Investment
   Contracts:      49,647,896                                                                                           49,647,896

     Total
     Investments   70,415,281  27,022,268  128,818,442  15,794,312  9,340,669    6,401,559    7,093,126   3,624,206    268,509,863

 Receivable from
  participating
  employers for
  participant
  withholdings
  and employers'
  contributions     8,054,490   1,806,913    1,763,637     658,830    334,490      269,921      301,382      73,383     13,263,046
 Accrued interest
  and dividends       110,522         117        1,228         429        210          131          206                    112,843

     Total assets  78,580,293  28,829,298  130,583,307  16,453,571  9,675,369    6,671,611    7,394,714   3,697,589    281,885,752


  LIABILITIES AND
   NET ASSETS
   AVAILABLE
   FOR BENEFITS
 Cash Overdraft                    28,346                   70,048                                             (656)        97,738
 Due to Broker
  for Securities
  Purchased                       (37,845)      85,956     (88,613)    50,319       26,517       42,991                     79,325
 Accrued expenses      28,566      18,789       59,343      26,908     23,280       18,859       11,791                    187,536
 Forfeited
  employers'
  contributions
  and employers'
  contributions                                103,368                                                                     103,368

 Total Liabilities     28,566       9,290      248,667       8,343     73,599       45,376       54,782        (656)       467,967


 Net asset
  available
  for benefits    $78,551,727 $28,820,008 $130,334,640 $16,445,228 $9,601,770   $6,626,235  $ 7,339,932  $3,698,245   $281,417,785




                                 NOTES TO FINANCIAL STATEMENTS, Continued


9.    Activity by Fund for the Year Ended December 31, 1996:

                    Interest                   Humana     Agressive                             Small
                     Income     Stock Index    Common      Growth     Balanced International Capitalization   Participant
                      Fund         Fund      Stock Fund     Fund        Fund      Fund           Fund          Notes Fund      Total

Additions to
 net assets:
 Investments
  income:
  Net apprecia-
   tion (depre-
   ciation)in
   fair value
   of invest-
   ments          $       590 $ 8,723,491 $(42,543,468) $7,557,450  $  961,084   $2,578,207  $3,691,856               $(19,030,790)
  Interest          5,464,301       7,297       28,735      49,917      17,511        1,730       5,619  $  480,847      6,055,957
  Dividends                                                478,562     782,290      247,189     166,977                  1,675,018

                    5,464,891   8,730,788  (42,514,733)  8,085,929   1,760,885    2,827,126   3,864,452     480,847    (11,299,815)

Contributions:
  Participants      2,732,690   2,612,590    4,751,152   5,463,606   2,641,309    1,917,783   2,924,636                 23,043,766
  Employers        10,239,100   1,849,781   10,626,116   1,201,908     356,479      460,326     643,909                 25,377,619
  Forfeited
   employers'
   contribu-
   tions                                     (228,177)                                                                    (228,177)
  Transfer
     from
   EMPHESYS
   Financial
   Group
   Inc.'s
   Plans (see
   note 3)         16,626,084  12,370,967    6,394,357  25,710,528   6,991,771    8,017,039  14,119,530   2,127,936     92,358,212

  Total
   additions       35,062,765  25,564,126  (20,971,285) 40,461,971  11,750,444   13,222,274  21,552,527   2,608,783    129,251,605


Deductions from
 net assets:
  Benefits paid
   to participants  8,801,953   1,944,439    6,797,307   2,952,501   1,122,442      761,639   1,541,135     296,839     24,218,255
  Administrative
    expenses          142,120      62,280      121,756      41,283      15,545       14,613      21,310                    418,907
  Interfund
   Transfers        8,546,414    (887,120)    (130,538) (2,734,593)    285,597   (1,215,682) (2,331,159) (1,532,919)

  Total deductions 17,490,487   1,119,599    6,788,525     259,191   1,423,584     (439,430)   (768,714) (1,236,080)    24,637,162


Net increase
 (decrease)        17,572,278  24,444,527  (27,759,810) 40,202,780  10,326,860   13,661,704  22,321,241   3,844,863    104,614,443

Net assets
 available
 for benefits:
   Beginning of
    period         78,551,727  28,820,008  130,334,640  16,445,228   9,601,770    6,626,235   7,339,932   3,698,245    281,417,785

   End of period  $96,124,005 $53,264,535 $102,574,830 $56,648,008 $19,928,630  $20,287,939 $29,661,173  $7,543,108   $386,032,228



                                NOTES TO FINANCIAL STATEMENTS, Continued


10.         Activity by Fund for the Year Ended December 31, 1995:



                    Interest                Humana                                           Small
                     Income   Stock Index   Common      Aggressive  Balanced      Inter-   Capital-     Participant
                      Fund       Fund        Stock        Growth      Fund       national  ization         Notes
                                             Fund          Fund                     Fund     Fund           Fund         Total

Additions to
 net assets:
 Investment
  income:
  Net appre-
    ciation
    in fair
    value
    of invest-
    ments       $      16,854  $7,282,750 $ 21,952,019 $ 3,603,836 $   726,434   $  723,135  $1,116,088               $ 35,421,116
  Interest          4,480,403       1,310       21,405       3,572       2,203        1,401       1,622  $  225,821      4,737,737
  Dividends                                                 34,641     351,243       90,776      29,850                    506,510

                    4,497,257   7,284,060   21,973,424   3,642,049   1,079,880      815,312   1,147,560     225,821     40,665,363
Contributions:
  Participants      2,571,118   1,511,612    4,160,731   3,102,809   2,329,219    1,273,477   1,557,755                 16,506,721
  Employers         8,133,603   1,760,797    8,090,570     570,396     285,005      248,434     261,562                 19,350,367
  Forfeited
   employers'
   contributions                              (215,876)                                                                   (215,876)
  Transfers
   from
   CareNetwork
    401(k)
    Salary
    Reduction
   Plan and Trust     968,117     173,807      372,216     191,956     271,514      145,590     126,824     195,812      2,445,836

  Total additions  16,170,095  10,730,276   34,381,065   7,507,210   3,965,618    2,482,813   3,093,701     421,633     78,752,411


Deductions from
 net assets:
   Benefits paid
    to
    participants    5,065,892     914,786    4,971,191     654,072     373,711      218,279     253,859     120,635     12,572,425
   Administrative
    expenses          100,777      42,303      139,535      15,167       9,699        6,737       7,997                    322,215
   Interfund
    transfers       1,465,073     393,022     (172,437)   (734,783)    339,778      (14,125)   (215,702) (1,060,826)

  Total deductions  6,631,742   1,350,111    4,938,289     (65,544)    723,188      210,891      46,154    (940,191)    12,894,640


Net increase        9,538,353   9,380,165   29,442,776   7,572,754   3,242,430    2,271,922   3,047,547   1,361,824     65,857,771

Net assets
 available
 for benefits:
  Beginning of
    period         69,013,374  19,439,843  100,891,864   8,872,474   6,359,340    4,354,313   4,292,385   2,336,421    215,560,014

  End of period   $78,551,727 $28,820,008 $130,334,640 $16,445,228  $9,601,770   $6,626,235  $7,339,932  $3,698,245   $281,417,785







                                   HUMANA RETIREMENT AND SAVINGS PLAN
                                       PLAN #002  EIN #61-0647538
                             SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            December 31, 1996
                                        (Item 27a of Form 5500)

                                                                  Par or Maturity
                                         Stated                   Value/Number of              Fair Value/
Issuer                                Issuer Rate  Maturity Date  Units or Shares    Cost    Contract Value




Investments at Fair Value:
 Common stocks:

   Humana Inc. Common Stock                                         5,321,361      $69,183,730 $101,105,859
   State Street Flagship
    Domestic Index Fund                                               431,173       33,873,288   51,483,806
   Harbor International Fund                                          616,683       17,241,670   19,857,202
   Compass Small Cap Fund                                           1,919,469       28,549,126   29,060,767
   Fidelity Contrafund                                              1,317,194       48,689,296   55,519,719

                                                                                   197,537,110  257,027,353

 Obligations due within one year:
   Armada Government Fund - Disc                                    1,323,112        1,323,112    1,323,112
   Armada Money Market Fund                                         2,654,772        2,654,772    2,654,772

                                                                                     3,977,884    3,977,884

 Investment contracts - Banks:
   Bankers Trust Co.                     8.83%       06/1999      $ 1,810,870        1,810,870    1,810,870
   Bankers Trust Co.                     8.54%       04/1997      $   464,453          464,453      464,453
   Caisse Des Depots (CDC)               6.44%       08/2001      $ 3,873,495        3,873,495    3,873,495
   Caisse Des Depots (CDC)               6.42%       12/2000      $ 1,711,812        1,711,812    1,711,812
   Caisse Des Depots (CDC)               6.56%       01/1999      $ 1,942,997        1,942,997    1,942,997

                                                                                     9,803,627    9,803,627


Bonds and asset - backed securities:
   GMAC 1992 F Grantor Trust             4.50%       09/1997      $    25,758           25,649       25,705


   Participant notes receivable          7.00%       Various      $ 7,530,998        7,530,998    7,530,998
                                      / 10.00%





                                                Continued
                                   HUMANA RETIREMENT AND SAVINGS PLAN
                                        PLAN #002 EIN #61-0647538
                             SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            December 31, 1996
                                         (Item 27a of Form 5500)

                                                                   Par or Maturity
                                       Stated                     Value/Number of                  Fair Value/
Issuer                                Issuer Rate  Maturity Date   Units or Shares      Cost      Contract Value


Investments at Contract Value:
 Investment Contracts
  Insurance Company:

   Allstate Life Insurance Co.           6.08%       02/2002       $4,000,000       $4,000,000   $4,181,963
   Allstate Life Insurance Co.           6.92%       05/2001       $3,000,000        3,000,000    3,130,341
   Canada Life Assurance Co.             5.71%       09/1998       $3,000,000        3,000,000    3,097,393
   Commonwealth Life Insurance Co.       6.43%       03/2002       $2,836,086        2,836,086    2,978,433
   Commonwealth Life Insurance Co.       6.14%       01/2000       $2,436,214        2,436,214    2,555,501
   Commonwealth Life Insurance Co.       6.30%       01/2001       $2,844,216        2,844,216    2,976,808
   Commonwealth Life Insurance Co.       6.81%       05/2003       $1,348,476        1,348,476    1,407,278
   Commonwealth Life Insurance Co.       7.30%       12/1999       $3,708,000        3,708,000    4,001,545
   Confederation Life Insurance Co.,
    Group Annuity Contract               8.72%       08/1994       $  100,000          100,000      108,223
    Confederation Life Insurance Co.,
     Group Annuity Contract              9.44%       05/1995       $  981,277          981,277      999,167
   Confederation Life Insurance Co.,
    Group Annuity Contract               8.30%       01/1996       $  150,000          150,000      157,282
   Confederation Life Insurance Co.,
    Group Annuity Contract               8.30%       08/1996       $  250,000          250,000      250,546
   Confederation Life Insurance Co.,
    Group Annuity Contract               8.46%       05/1996       $  701,127          701,127      715,206
   Continental Assurance Co.             7.66%       09/1999       $3,000,000        3,000,000    3,056,303
   Life of Virginia                      6.20%       12/1998       $2,000,000        2,000,000    2,098,946
   Lincoln National Life Insurance. Co.  8.12%       05/1999       $1,756,400        1,756,400    2,001,122
   Metropolitan Life Insurance Co.,
    Group Annuity Contract               6.22%       05/2000       $1,500,000        1,500,000    1,554,275
   Metropolitan Life Insurance Co.,
    Group Annuity Contract               6.25%       07/2000       $3,745,762        3,745,762    4,103,634
   Metropolitan Life Insurance Co.,
    Group Annuity Contract               8.55%       01/1998       $  392,236          392,236      707,833
   Metropolitan Life Insurance Co.,
    Group Annuity Contract               8.30%       01/1998       $  206,654          206,654      366,590
   New York Life Insurance Co.,
    Group Annuity Contract               7.26%       05/1997       $3,260,621        3,260,621    3,406,226
   New York Life Insurance Co.,
    Group Annuity Contract               7.36%       05/1997       $4,454,892        4,454,892    4,666,439
   New York Life Insurance Co.,
    Group Annuity Contract               7.22%       03/2000       $3,000,000        3,000,000    3,163,192
   New York Life Insurance Co.,
    Group Annuity Contract               6.64%       04/2001       $2,900,127        2,900,127    3,036,565
   Principal Mutual Life Insurance Co.   8.62%       05/1997       $1,050,976        1,050,976    1,133,765
   Principal Mutual Life Insurance Co.   8.62%       05/1998       $1,050,976        1,050,976    1,133,765
   Provident Life & Accident Ins. Co.,
    Group Annuity Contract               7.70%       05/1997       $1,875,367        1,875,367    2,007,461
   Provident Life & Accident Ins. Co.,
    Group Annuity Contract               7.72%       05/1997       $2,449,140        2,449,140    2,621,649



                                                 Continued
                                   HUMANA RETIREMENT AND SAVINGS PLAN
                                        PLAN #002 EIN #61-0647538
                             SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            December 31, 1996
                                         (Item 27a of Form 5500)


                                                                   Par or Maturity
                                        Stated                     Value/Number of                Fair Value/
Issuer                                Issuer Rate  Maturity Date   Units or Shares      Cost     Contract Value


Investments at Contract Value:
 Investment Contracts
  Insurance Company:

   Provident Life & Accident Ins. Co.,
    Group Annuity Contract               6.73%       10/2000       $2,901,663       $2,901,663   $3,006,768
   Prudential Insurance Co.              5.12%       02/1999       $2,000,000        2,000,000    2,085,499
   TransAmerica Accidental
    Life Insurance Co.                   7.31%       02/2000       $3,000,000        3,000,000    3,182,795
   United of Omaha Life Insurance Co.    5.75%       05/2001       $2,914,289        2,914,289    3,008,186

                                                                                    68,814,499   72,900,699

                                                                                  $287,689,767 $351,266,266


                                      HUMANA RETIREMENT AND SAVINGS PLAN
                                        PLAN #002  EIN #61-0647538
                                    SCHEDULE OF REPORTABLE TRANSACTIONS
                                   For the year ended December 31, 1996
                                          (Item 27d of Form 5500)




Identity of                Description      Purchase       Selling  Lease  Expense             Cost       Current       Net Gain/
Party Involved              of Asset         Price         Price    Rental Incurred         of Asset    Value of Asset  (Loss)
                                                                             With                      on Transaction
                                                                            Transaction                    Date

Single transactions
 in excess of 5%
 of plan assets:


Fidelity Balanced Fund       Mutual Fund                 $19,489,023                      $ 18,307,314 $ 19,489,023   $1,181,709
Fidelity Contrafund Inc Com  Mutual Fund  $ 24,316,082                                      24,316,082   24,316,082
Armada Money Market Fund     Money Market   16,429,238                                      16,429,238   16,429,238
Armada Money Market Fund     Money Market   14,677,339                                      14,677,339   14,677,339
Armada Gov Fund - Disc.      Money Market                 16,429,238                        16,429,238   16,429,238
Armada Gov Fund - Disc.      Money Market   24,316,417                                      24,316,417   24,316,417
Armada Gov Fund - Disc.      Money Market                 24,316,082                        24,316,082   24,316,082

A series of transactions
 in excess of 5% of
  plan assets: *


Humana Common Stock          Common Stock
                                 Fund       22,925,576                                      22,925,576   22,925,576
State Street
 Flagship Index Fund         Mutual Fund    17,686,751                                      17,686,751   17,686,751
Fidelity Balanced Fund       Mutual Fund                  20,566,474                        19,368,520   20,566,474    1,197,954
Compass Cap FDS Small
 Cap Fund                    Mutual Fund    23,345,034                                      23,345,034   23,345,034
Fidelity Contrafund
 Inc Com                     Mutual Fund    37,373,573                                      37,373,573   37,373,573
Armada Money Market Fund     Money Market                 46,654,644                        46,654,644   46,654,644
Armada Money Market Fund     Money Market   49,309,417                                      49,309,417   49,309,417
Armada Gov Fund - Disc.      Money Market                131,646,445                       131,646,445  131,646,445
Armada Gov Fund - Disc.      Money Market  126,803,856                                     126,803,856  126,803,856



* Note: Single transaction items may be included with a series of transactions.








                            SIGNATURES








Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Retirement and Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.


HUMANA RETIREMENT AND SAVINGS PLAN

BY:



James E. Murray
Chief Financial Officer

June 27, 1997




                          Exhibit Index







Exhibit 23                      Consent of Coopers & Lybrand L.L.P.